Exhibit 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Years Ended December 31
	2013	2012	2011	2010	2009
	(in millions except for ratio amounts)
Income from continuing operations before provision for income taxes	$3,237	$1,996	$2,199	$2,988	$2,962
Less:
Income (loss) from equity investees	183	68	240	340	(9)
Add:
Interest expensed	213	224	245	248	248
Capitalized interest amortized or expensed	3	2	—	2	2
Portion of rents representative of the interest factor	28	27	28	28	29
Distributions from equity investees	258	154	184	125	51

Income as adjusted	$3,556	$2,335	$2,416	$3,051	$3,301

Fixed charges:
Interest expensed	$213	$224	$245	$248	$248
Portion of rents representative of the interest factor	28	27	28	28	29

Fixed charges	$241	$251	$273	$276	$277

Ratio of consolidated earnings to fixed charges	14.76	9.30	8.85	11.05	11.92